

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Rui de Britto Alvares Affonso
Companhia de Saneamento Básico do Estado de São Paulo
Rua Costa Carvalho, 300
05429-900 São Paulo, São Paulo, Brazil

Re: **Companhia de Saneamento Básico do Estado de São Paulo - SABESP**
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed July 15, 2010
File No. 001-31317

Dear Mr. Affonso:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief